

Mail Stop 3030

August 31, 2009

Zsolt Rumy
Chairman of the Board,
President and Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, Missouri 63044

> **Re:** **Zoltek Companies, Inc.**
> **Form 10-K for the fiscal year September 30, 2008**
> **Filed December 2, 2008**
> **File No. 0-20600**

Dear Mr. Rumy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Item 1. Business, page 3

1.   Please tell us where you filed as exhibits the long-term supply contracts with your key customers mentioned in the third and fourth paragraphs on page 5.

Item 7. Management's Discussion and Analysis, page 16

2.   Please revise your "Overview" section in future filings to include the most important matters on which your executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. Please carefully review the guidance in Release 34-48960 (December 19, 2003). A good overview should:

   - be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
   - include economic or industry-wide factors relevant to the company;
   - provide insight into the material opportunities, challenges and risks on which the company's executives are most focused and the actions the company's executives are taking to address those opportunities, challenges and risks; and
   - address other issues mentioned in the Release.

Liquidity and Capital Resources, page 19

3.   Please tell us where you filed as an exhibit your agreement with your chief executive officer concerning his $10 million loan commitment mentioned on page 21.

4.   Please tell us where you have filed as exhibits the credit facility agreements mentioned on pages 22 and 51 and the agreements related to the grant from the Hungarian government mentioned on page 22. Also, expand future filings to disclose the "certain revenue and employment targets" mentioned on page 22.

Item 11. Executive Compensation Directors, page 60

5.   In future filings, please replace vague disclosure under "Compensation Discussion and Analysis" that you have incorporated by reference from your proxy statement with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to "business objectives" and "individual performance," please disclose with specificity how you define those terms. Please do not use boilerplate disclosure or jargon in this section. Instead, specifically describe how the committee determined individual elements of compensation for each named executive officer.

6.   We note the references to "publicly available salary survey data" and the comparison of the information for your similarly situated employees under "Compensation Discussion and Analysis." Please include in future filings an analysis of where compensation of your named executive officers fell compared

> to the data. If any of your named executive officers are compensated at levels that are materially different from the data, please also provide discussion and analysis as to why. Also, identify the companies in the peer group.

7. We note from your disclosure under "Salary" that you refer to how the executive contributed to your performance generally and other factors. In future filings, please describe specifically how the factors were used to make compensation decisions during the applicable periods.

8. We note from your disclosure under "Annual Incentive Compensation" that you refer to "strategic goals;" however, you have not disclosed the specific goals to be obtained in order for your named executive officers to earn their respective bonuses. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

9. If you grant stock options and restricted stock to your named executive officers in the future, please include analysis and insight into how your Compensation Committee made its compensation determination with respect to each named executive officer. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the options that were awarded to your named executive officers and, if applicable, why those awards varied among your named executive officers. We note from your disclosure under "Long-Term Incentive Compensation" that you have incorporated by reference from your proxy statement that you refer to "retention" as a factor in determining the number of stock options and restricted stock.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 60

10. In future filings, please expand this section to disclose the $10 million loan commitment from your chief executive officer mentioned on page 21.

Form 10-Q for the fiscal quarter ended June 30, 2009

Item 2. Management's Discussion and Analysis, page 16

Results of Operations, page 17

11.   We note throughout the discussion of your results of operations, you cite reasons
        for changes in net sales; however, the analysis of these changes is general and
        vague. In future filings, please revise to quantify the effects of volume changes
        and pricing changes on your revenues for each period permitted. See Item
        303(a)(3)(iii) of Regulation S-K.

12.   Please tell us, with a view to disclosure, the percentage at which you are
        producing compared to full capacity.

Liquidity and Capital Resources, 21

13.   Please tell us, with a view to disclosure, your analysis as to why the accounts
        receivable turnover has increased from June 30, 2008 to June 30, 2009. We note
        disclosure on page 15 of the amount of sales and receivables related to only one
        customer.

Cash Used in Operating Activities, page 21

14.   Please tell us, with a view to disclosure, whether problems exist related to the
        pricing or functionality of the inventory. Also, disclose the steps you plan to take
        to reduce inventory. We note the disclosure in the fifth and sixth sentences of this
        section and the increase in inventory on page 7.

Item 4. Controls and Procedures, page 27

15.   We note the discussion relating to your internal controls over financial reporting
        in this section but do not see where you have provided management's conclusion
        regarding the effectiveness of your disclosure controls and procedures as of June
        30, 2009 as required by Item 307 of Regulation S-K. Similarly, we are unable in
        the Form 10-Q filed for the quarter ending March 31, 2009 and December 31,
        2008 to find management's conclusion regarding the effectiveness of your
        disclosure controls as of that date. Please provide us with a detailed discussion of
        your reasons for not providing that disclosure or amend the above-referenced
        Form 10-Qs to provide the disclosure.

16.   Please tell us the status of the implementation of control points mentioned in the
        second paragraph of this section. We note that you had similar disclosure in your
        Form 10-Q for the quarter ended March 31, 2009.

Zsolt Rumy
Zoltek Companies, Inc.
August 31, 2009
Page 5

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3314 if you have any questions.

Sincerely,

Daniel Morris
Special Counsel